China Cord Blood Corporation Announces Completion of $65 Million Convertible Debt Financing with KKR

HONG KONG, China, April 27, 2012 – China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), the first and largest cord blood banking operator in China, today announced that it has successfully closed a US$65 million convertible debt financing with funds affiliated with KKR China Growth Fund L.P., a China-focused investment fund managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR”). The transaction was first announced on April 12, 2012.

The convertible debt carries a 7% interest per annum and inclusive of the interest, a total internal rate of return of 12% per annum. With a maturity of five years, the convertible debt holder can convert the convertible debt into ordinary shares of the Company at a conversion price of $2.838, subject to customary anti-dilutive adjustments. On a fully converted basis, the total ordinary shares issuable represents approximately 23.8% of the enlarged share capital of the Company.

In connection with the transaction, the Company has agreed to file a registration statement with the Securities and Exchange Commission with respect to the ordinary shares issuable upon conversion. The Company's senior executives and Golden Meditech Holdings Limited and its affiliates have entered into lock-up agreements regarding the ordinary shares currently held by them effective until KKR’s investment in the Company decreases below a set threshold (subject to certain exceptions).

The Board of Directors of CCBC has appointed Mr. Julian Juul Wolhardt as a non-executive independent director, effective April 27, 2012. Mr. Wolhardt is a Member of KKR and focused on private equity transactions in the Greater China region. Mr. Wolhardt is a Certified Public Accountant and Certified Management Accountant, with a bachelor’s degree in accounting from the University of Illinois at Urbana-Champaign.

Ms. Ting Zheng, Chairperson and Chief Executive Officer of CCBC stated, “We are extremely pleased with our new partnership with KKR. Their investment in CCBC enhances our capital base and validates our long-term growth platform in China and potentially beyond. Partnering with one of the world’s leading private equity firms also increases our visibility, broadens our shareholder base and enhances the long-term value for all CCBC shareholders.”

“Our partnership represents a landmark investment in the China healthcare space”, said Mr. Julian Juul Wolhardt. “Together with CCBC, we are proud to serve the China market by offering high quality healthcare services that can positively impact the lives of many. With our global expertise, we are dedicated to further strengthening CCBC’s market leadership position.”

For further details of the transaction, please refer to CCBC’s Report on Form 6-K filed with the US Securities and Exchange Commission, which contains copies of the related documents and is available at http://www.sec.gov.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

For more information, please contact:

China Cord Blood Corporation

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5185

Email: robert.koepp@icrinc.com